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                             June 7, 2024

       George Rapp
       Chief Financial Officer
       Princeton Bancorp, Inc.
       183 Bayard Lane
       Princeton, NJ 08540

                                                        Re: Princeton Bancorp,
Inc.
                                                            Form 10-K for
Fiscal Year Ended December 31, 2023
                                                            Form 8-K filed on
April 25, 2024
                                                            File No. 001-41589

       Dear George Rapp:

              We have limited our review of your filing to the financial statements and related disclosures and have the following comments.

              Please respond to this letter within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response.

                                                        After reviewing your
response to this letter, we may have additional comments.

       Form 10-K for Fiscal Year Ended December 31, 2023

       Item 1. Business
       Lending Activities, page 6

   1. We note your disclosure on page 6 that commercial real estate and multifamily loans comprise 73.8% of your
total loan portfolio as of December 31, 2023. Given the
                                                        significance of these
loans in your total loan portfolio, please revise your disclosure, in future filings, to
further disaggregate the composition of these loans into owner occupied and non-owner occupied,
borrower type (e.g., small office buildings, strip shopping
                                                        centers, multi-family,
etc.), geographic concentrations, and other characteristics (e.g., current weighted
average and/or range of loan-to-value ratios, occupancy rates, etc.)
                                                        material to an investor
  s understanding of these loans. In addition, in future filings describe the specific
details of any risk management policies, procedures, or underwriting considerations
undertaken by management to minimize risks related to your commercial loans, including any
taken in response to the current environment.
 George Rapp
Princeton Bancorp, Inc.
June 7, 2024
Page 2
Form 8-K filed on April 25, 2024

Exhibit 99.1, page 11

2. We note that you present several non-GAAP measures in your filing, including a non-
         GAAP efficiency ratio, return on average tangible equity, tangible book value per common share, and tangible equity to tangible assets. In future filings, please include a reconciliation to the most directly comparable GAAP measure for all non-GAAP measures provided. In addition, please disclose the reasons why management believes these non-GAAP measures provide useful information to investors and other disclosures required by Item 10(e) of Regulation S-K.
       In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Jee Yeon Ahn at 202-551-3673 or Michael Henderson at 202-551-3364
with any questions.



FirstName LastNameGeorge Rapp                                 Sincerely,
Comapany NamePrinceton Bancorp, Inc.
                                                              Division of
Corporation Finance
June 7, 2024 Page 2                                           Office of Finance
FirstName LastName